


06006577

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 26155



RECD S.E.C.

MAY 31 2006

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___04/01/05___ AND ENDING___03/31/06___
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Thomas P. Reynolds Securities, Ltd.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

___45 Broadway, The Atrium - 31st Floor___
                             (No. and Street)

___New York___   ___NY___   ___10006___
    (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

___Michael T. Remus   CPA___   ___609-540-1251___
                                                                       (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___Michael T. Remus, CPA___
                    (Name – *if individual, state last, first, middle name*)

___2642 Whitehorse Ham Square Road___   ___Hamilton Square NJ___   ___08690___
    (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

  XXX ☐ Certified Public Accountant

       ☐ Public Accountant

       ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

JUL 10 2006

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, __Shannon Burhance_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Thomas P. Reynolds Securities, Ltd._____ , as of __March 31_____ , 20__06___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

__Managing Partner_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Thomas P. Reynolds Securities, Ltd.

FINANCIAL STATEMENTS

AND

SUPPLEMENTARY INFORMATION

For the Year Ended

March 31, 2006

THOMAS P. REYNOLDS SECURITIES, LTD.

FINANCIAL HIGHLIGHTS
MARCH 31, 2006

	2006
NET INCOME	$11,799
NET WORTH	111,799
CASH AND CASH EQUIVALENTS	108,820
CURRENT RATIO	2.85 : 1.0

MICHAEL T. REMUS

Certified Public Accountant

2642 Whitehorse-Hamilton Square Road, Suite 3
Hamilton Square, NJ 08690

Tel: 609-540-1751
Fax: 609-588-8770

Independent Auditor's Report

Stockholders
Thomas P. Reynolds Securities, Ltd.

I have audited the accompanying statement of financial condition of Thomas P. Reynolds Securities, Ltd. as of March 31, 2006, and the related statement of operations and retained earnings, changes in liabilities subordinated to claims of creditors, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Thomas P. Reynolds Securities, Ltd. as of March 31, 2006 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

May 24, 2006
Hamilton Square, New Jersey

THOMAS P. REYNOLDS SECURITIES, LTD.
STATEMENT OF FINANCIAL CONDITION
March 31, 2006

ASSETS

Current Assets
Cash and cash equivalents	$108,820
Commissions and fees receivable	1,096
Total Current Assets	109,916

Office and Transportation Equipment
Computer equipment	1,929
	1,929
Accumulated depreciation	(330)
	1,599

Other Assets
Goodwill	38,900
Total Assets	$150,415

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
Accounts payable	$31,769
Payroll taxes payable	6,847
Total Current Liabilities	38,616
Total Liabilities	38,616

Stockholders' Equity
Common stock, no par, 200 shares, authorized and issued	100,000
Retained earnings	11,799
	111,799
Total Liabilities and Stockholders' Equity	$150,415

The accompanying notes are an integral part of the financial statements.

THOMAS P. REYNOLDS SECURITIES, LTD.
STATEMENT OF OPERATIONS AND RETAINED EARNINGS
Year Ended March 31, 2006

REVENUES

Commission income, net of rebates	$564,271
12-b-1 Fees	4,507
	568,778

OPERATING EXPENSES

Salaries and Wages	186,903
Payroll taxes and benefits	12,852
Rent and utilities	22,141
Clearing fees	92,548
Trades & tickets	72,386
Terminal fees	36,513
Travel and entertainment	1,831
Office expense	24,742
Bank charges	372
Professional fees	10,400
Telephone	8,113
Postage	2,205
Insurance	8,940
Dues and fees	5,365
Contributions	500
Printing & reproduction	6,691
Fees and licenses	3,809
Repairs & maintenance	226
Professional development	1,722
Depreciation expense	330
	498,589

Income From Operations	70,189
Other Expense	
Acquistion Costs	58,390
Net Income	11,799
Retained Earnings - April 1, 2005	-
Retained Earnings - March 31, 2006	$11,799

The accompanying notes are an integral part of the financial statements.

THOMAS P. REYNOLDS SECURITIES, LTD.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF CREDITORS
Year Ended March 31, 2006

Subordinated Liabilities at April 1, 2005	$ -
Increases	-
Decreases	-
Subordinated Liabilities at March 31, 2006	$ -

The accompanying notes are an integral part of the financial statements.

THOMAS P. REYNOLDS SECURITIES, LTD.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
Year Ended March 31, 2006

| | Common Stock | | | | |
	Number of Shares	Amount	Additional Paid-In Capital	Retained Earnings	Total
Balance at April 1, 2005	-	$0	$0	$0	$0
Current year activity	200	100,000	-		100,000
Net Income	-	-	-	11,799	11,799
Balance at March 31, 2006	200	$100,000	$0	$11,799	$111,799

The accompanying notes are an integral part of the financial statements.

THOMAS P. REYNOLDS SECURITIES, LTD.

STATEMENT OF CASH FLOWS
Year Ended March 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income	$11,799

Adjustments to Reconcile Net Income to Net
Cash Provided By Operating Activities:

Depreciation	330

(Increase) Decrease in:

Receivables	(1,096)

Increase (Decrease) in:

Accounts payable and accrued expenses	31,769
Payroll tax payable	6,847
Net cash provided by operating activities	49,649

Cash Flows From Investing Activities

Purchase of Fixed assets	(1,929)
Cash paid for Goodwill	(38,900)
Net cash used in investing activities	(40,829)

Cash Flows From Financing Activities

Issue common stock	100,000
Net cash used in financing activities	100,000

Net decrease in cash	108,820
Cash and cash equivalents at Beginning of Year	-
Cash and cash equivalents at End of Year	$108,820

Supplemental Disclosures

Cash paid for income taxes	$ -
Cash paid for interest	-

The accompanying notes are an integral part of the financial statements.

NOTE 1. NATURE OF BUSINESS

Thomas P. Reynolds Securities Ltd., was organized in October 1980 under the laws of the State of New York. The Company engages in the business of trading securities for major investment firms, and is a member of the National Association of Securities Dealers Inc. (NASD).

NOTE 2. Summary of SIGNIFICANT ACCOUNTING POLICIES

Method of Accounting

Securities transactions (and related commission revenue and expense, if applicable) are recorded on a settlement date basis, generally the fifth business day following the transaction date. All other accounts of the Company are maintained on the accrual basis of accounting.

Property and Equipment

Property and equipment is recorded at cost. Depreciation is computed principally by the straight line method, based on the estimated useful life of the related asset. Expenditures for maintenance, repairs, renewals and betterments that do not materially prolong the useful lives of the assets are expensed.

Income Taxes

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Cash

For purposes of the statement of cash flows, the Company considers all investments with a term to maturity of three months or less at the time of acquisition to be cash equivalents. The company has adopted the indirect method of presenting the statement of cash flows in accordance with current authoritative pronouncements. There were no cash equivalents at March 31, 2006.

Accounts Receivable

Management has elected to record bad debts using the direct write-off method. Generally accepted accounting principles require that the allowance method be used to reflect bad debts. However, the effect of the use of the direct write-off method is not materially different from the results that would have been obtained had the allowance method been followed. Accounts receivable are not collateralized.

Revenue Recognition

The Company recognizes revenue from commission income when earned, that is when the trade has been completed.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Comprehensive Income:

In June 1997, the FASB issued Statement of Financial Accounting Standards No. 130, "*Reporting Comprehensive Income*" ("SFAS 130"), that establishes standards for reporting and display of comprehensive income and its components. SFAS 130 requires unrealized gains or losses on available-for-sale securities, foreign currency translation adjustments, minimum pension liability adjustments and changes in the market value of certain futures contracts that qualify as a hedge to be included in other comprehensive income. The adoption of this statement effective April 1, 1998 had no impact on the companies results of operations or financial position since the statement requires only additional financial information disclosure. As of the date of these financial statements the company had no components of comprehensive income.

Note 3.   LEASES

The Company conducts its operations from facilities that are leased under a five year and three month non-cancelable operating lease dated December 11, 2002 and expiring on April 30, 2008. There is no option to renew the lease beyond this term. In addition the Company has entered into a sublease agreement with Reynolds Consulting Services LLC whereby Reynolds Consulting Services will assume 75% of all rent , taxes and other charges by the Landlord. The following is a schedule of estimated future minimum rental payments (25 per cent) required under the above operating lease as of March 31, 2006. Year ending March 31, 2007; $22,200. - 2008; $22,200. - 2009; $1,850..

Rental expense for the year ended March 31, 2006 was $22,141..

NOTE 4.   CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Company to credit risk consist principally of cash and accounts receivable. Cash exceeding federally insured limits at financial institutions totaled $10,693. at March 31, 2006.

NOTE 5.   INCOME TAXES

The components of income tax expense for the year ended March 31, 2006 are as follows:

Current - Federal	$	- 0 -
State		- 0 -
Deferred - Federal		- 0 -
State		- 0 -

Note 6.   Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform New Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2006, the Company had net capital of $109,700., which was $104,700. in excess of its required minimum net capital of $5,000. The Company's net capital ratio was .350 to 1.

Note 7.   Asset Purchase Agreement:

Pursuant to a Contract of Sale dated December 10, 2004 between Thomas P. Reynolds, the majority shareholder of Thomas P. Reynolds Securities, Ltd.(the Company) and Shannon Burhance a minority shareholder of the Company and Kennon A. Brennen an unrelated party, Thomas P. Reynolds sold his entire interest in the Company to Shannon Burhance and Kennon A. Brennen transferring all assets and control of Thomas P. Reynolds Securities, Ltd. to the above mentioned parties effective April 1, 2005, provided however that a new entity Reynolds Consulting Services, LLC be established to carry on the consulting services to union and multi-employer benefit plans independent of Thomas P. Reynolds Securities, Ltd.

Note 8.   Goodwill:

Goodwill recorded by the Company has not been amortized and will be evaluated on an annual basis, or sooner if deemed necessary, in connection with other long lived assets, for potential impairment. Other acquistion costs have been expenses as incurred.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of March 31, 2005

MICHAEL T. REMUS

Certified Public Accountant

2642 Whitehorse-Hamilton Square Road, Suite 3
Hamilton Square, NJ 08690

Tel: 609-540-1751
Fax: 609-588-8770

Independent Auditors Report on
Internal Accounting Control

Stockholders
Thomas P. Reynolds Securities, Ltd.

I have audited the financial statements of Thomas P. Reynolds Securities, Ltd. As of March 31, 2006 and have issued my report thereon dated May 24, 2006. As part of my audit, I reviewed and tested the system of internal accounting control to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards and by Rule 17a-5 under the Securities Exchange Act of 1934. Rule 17a-5 contemplates that the scope of the review and tests should be sufficient to provide reasonable assurance that any material weakness existing at the date of my examination would be disclosed. Under these standards and that Rule the purposes of such evaluation are to establish a basis for reliance thereon in determining the nature, timing and expression of an opinion on the financial statements and to provide a basis for reporting material weakness in internal accounting control.

The objective of internal accounting control is to provide reasonable, but not absolute assurance as to the safeguarding of assets against unauthorized use or disposition, and the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimates and judgements by management. However, for the purposes of this report under Rule 17a-5, the cost-benefit relationship has been disregarded in determining weaknesses to be reported.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgement, carelessness, or other personal factors. Control procedures whose effectiveness depends upon segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management with respect either to the execution and recording of transactions or respect to the estimates and judgements required in the preparation of financial statements. Further, projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions, and that the degree of compliance with the procedures may deteriorate.

A study and evaluation of the system of internal accounting control for the year ended March 31, 2006, which was made for the purposes set forth in the first paragraph above and would not necessarily disclose all weaknesses in the system which may have existed during the period under review, disclosed no weaknesses that I believe to be material.

May 24, 2006
Hamilton Square, New Jersey

THOMAS P. REYNOLDS SECURITIES, LTD

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
PURSUANT TO RULE 15c 3-3 of the Securities and Exchange Commission

As of March 31, 2006

Pursuant to rule 15c 3-3 relating to possession or control requirements, Thomas P. Reynolds Securities, Ltd. clears on a fully disclosed basis, and possession and control is handled through Bear Stearns Securities Corp., Broadcourt Capital Corp..

THOMAS P. REYNOLDS SECURITIES, LTD.

COMPUTATION OF NET CAPITAL IN ACCORDANCE WITH RULE 15c 3-1
Year Ended March 31, 2006

NET CAPITAL

Additional Paid-In Capital	$0
Common stock	100,000
Retained earnings	11,799
Total Credits	111,799

Debits

Receivables to non-customers	-
Equipment less accumulated depreciation	1,599
Security deposits	-
Haircuts	500
Total Debits	2,099
NET CAPITAL	$109,700

CAPITAL REQUIREMENTS

6 2/3 % of aggregate indebtedness	$2,575
Minimum capital requirement	5,000
Net capital in excess of requirements	$104,700
Ratio of Aggregate Indebtedness to Net Capital	3.5 to 1

The accompanying notes are an integral part of the financial statements.

THOMAS P. REYNOLDS SECURITIES, LTD.

SCHEDULE OF AGGREGATE INDEBTEDNESS
Year Ended March 31, 2006

AGGREGATE INDEBTEDNESS:

Accrued expenses and accounts payable	$38,616
Accrued rebates	-
Corporate income tax payable	-
Total Aggregate Indebtedness	$38,616

The accompanying notes are an integral part of the financial statements.

THOMAS P. REYNOLDS SECURITIES, LTD.

RECONCILIATION BETWEEN AUDITED AND UNAUDITED STATEMENTS
OF FINANCIAL CONDITION

FISCAL YEAR ENDED MARCH 31, 2006

Pursuant to Rule 17a-5(d) (4) of the audited computations of Net Capital pursuant to Rule 15c 3-1 and computation for Determination of Reserve requirements pursuant to Rule 15c 3-3 submitted by Thomas P. Reynolds Securities, Ltd., in my opinion no material differences exist which would materially effect the reserve requirements pursuant to Rule 15c 3-3.

MICHAEL T. REMUS

Certified Public Accountant

2642 Whitehorse-Hamilton Square Road, Suite 3
Hamilton Square, NJ 08690

Tel: 609-540-1751
Fax: 609-588-8770

THOMAS P. REYNOLDS SECURITIES, LTD.

REQUIREMENTS PURSUANT TO RULE 17a-5(e)4
Fiscal Year Ended March 31, 2006

In accordance with Rule 17a-5(e)4, of the Securities and Exchange Commission, I have performed the following procedures with respect to the accompanying schedule (Form SIPC-7) of Securities Investor Protection Corporation assessments and payments of Thomas P. Reynolds Securities, Ltd. for the year ended March 31, 2006. My procedures were performed solely to assist you in complying with Rule 17a-5(e)(4), and my report is not to be used for any other purpose. The procedures I performed are as follows:

1. Compared listed assessment payments with respective cash disbursements records entries;
2. Compared amounts reported on the audited Form X-17A-5 for the period April 1, 2005 to March 31, 2006, with the amounts reported in the General Assessment Reconciliation (Form SIPC-7);
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting adjustments; and
5. Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed.

Because the above procedures do not constitute an audit made in accordance with generally accepted auditing standards, I do not express an opinion on the schedule referred to above. In connection with the procedures referred to above, nothing came to my attention that caused me to believe that the amounts shown on Form SIPC-7 were not determined in accordance with applicable instructions and forms. This report relates only to the schedule referred to above and does not extend to any financial statements of Thomas P. Reynolds Securities, Ltd. Taken as a whole.

Hamilton Square, New Jersey
May 24, 2006